FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

BDR Issuer

Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ, B3: CZLT33), announces to shareholders that, in Board of Directors Meeting held on April 27, 2018, it was approved the distribution of dividends in accordance with the following terms:

To Holders of class A and/or B shares (NYSE: CZZ):

i.	shareholders will receive payment of dividends relative to the 2017 fiscal year ended on December 31, 2017, in the total amount of US$20,000,000.00 (twenty million US Dollars), corresponding to US$0.08223712 per class A and/or B shares;

ii.	the dividends Declaration Date is April 27, 2018;

iii.	the above mentioned dividends Record Date will be May 08, 2018;

iv.	CZZ shares will trade “ex” as of May 07, 2018;

v.	dividends Payment Date will be May 17, 2018.

To Holders of Brazilian Depositary Receipts (BDR) (B3: CZLT33):

i.	the estimated amount of Dividends to be paid to holders of Brazilian Depositary Receipts (BDR) in Brazilian Reais is R$0.285165434 per BDR , corresponding to US$0.08223712 per BDR converted to Brazilian Reais with the PTAX of April 27, 2018. The final value in Brazilian Reais will be released after the closing of PTAX on May 23, 2018;

ii.	the above mentioned dividends Record Date for the BDR’s holders will be May 04, 2018;

iii.	BDR’s will trade “ex” as of May 07, 2018;

iv.	dividends Payment Date for BDR’s holders will be May 24, 2018;

BDR holders with share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange. For holders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said holder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to such investors.

São Paulo, April 27, 2018

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer